# ENACT SYSTEMS INC

# ANNUAL REPORT

6200 Stoneridge Mall Road Ste 300

Pleasanton, CA 94588

(855) 503-6228

https://enact-systems.com/

This Annual Report is dated April 29, 2022.

## BUSINESS

ENACT SYSTEMS INC ("ENACT" or the "Company") is a corporation organized under the laws of the state of Delaware that offers the leading cloud software platform for Solar and Energy Storage projects. The platform automates deployment and customer asset management for residential and commercial projects, transforming how distributed energy assets can be created with full financial transparency, reduced risk and greater customer engagement.

The Company's business model consists of SaaS subscriptions focused on end-customers as well as installers/providers, plus services revenues. It offers two SaaS-based products: ENVISION for installers, to automate remote design, sales proposals, and project management, and ENGAGE for end-customers to track their journey and live savings, as well as their complete asset ownership experience.

Our platform already processes over $1.5B of projects annually, across the US and 20+ additional countries as well as its direct-to-consumer online business now in California: ENGAGE. Solar. The award-winning Company in the fast-growing solar market has a high-margin SaaS-based, business model and a very experienced team.

The Company operates an Indian- based, majority-owned subsidiary, Enact Systems Software India PVT LTD, that was formed on January 20, 2014, for the purposes of developing its software products and hiring employees.

**Previous Offerings**

Type of security sold: Convertible Note

Final amount sold: $1,172,500.00

Use of proceeds: Company setup and team launch (net of conversion to Series Seed)

Date: March 31, 2015

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,294,947.00

Number of Securities Sold: 727,475

Use of proceeds: Product team expansion, marketing and sales team formation

Date: March 31, 2018

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $150,000.00

Use of proceeds: Sales team and Product team hires, Marketing and operations

Date: December 31, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $56.00

Number of Securities Sold: 56,000

Use of proceeds: Capital reserve

Date: December 31, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $3.00

Number of Securities Sold: 3,333

Use of proceeds: Capital reserve

Date: December 31, 2020

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $362,771.00

Use of proceeds: Product and Sales team

Date: December 31, 2019

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $169,600.00

Use of proceeds: Product and Sales team

Date: December 31, 2020

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $661,000.00

Use of proceeds: Sales and product team

Date: July 31, 2021

Offering exemption relied upon: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Overall 2021 revenue (including other income of $73,414) was $600,968 which was flat versus 2020 revenue of $600,624. Please note, 2020/21 was a transition year for the Company as we experienced revenue growth in the US market in spite of COVID-19 related impact, offsetting business slowdowns in some international markets affecting our overall revenue growth rate.

Cost of sales

Cost of sales in 2021 were $107,612, which was 95% higher than $55,072 in 2019. The increase in cost of sales was primarily caused due to the ENGAGE.Solar marketplace expansion which allowed purchases of 3rd party services as cost of sale.

Gross margins

Gross margins in 2020 were 82% which was 9% lower than in 2019. This reduced gross-margin was primarily driven by increased third-party cost of sales.

Expenses

Overall expenses in 2020 of $1,027,175 was 12% higher than $845,010 in 2020, due to new hires made specifically in the area of business development, product and marketing events.

Historical results and cash flows:

Historical results in 2020 and 2019 do not represent the future growth due to several key reasons

(i) The Company signed term sheets for a Series A financing round closing in early 2022, also raised fresh capital in Q4 2021 (StartEngine) which has allowed higher growth rate in sign up of customers than in earlier years, as well as overall spending, and therefore overall cash flow, reflecting in Q1 / Q2 2022 numbers.

(ii) The overall market for Solar and Energy Storage has grown significantly in the US, driven by favorable policy by the new Administration, as well as global refocusing by Corporates on the need to adopt Climate Change mitigation measures.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $34,754.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Convertible notes issued to Seed investors

Amount Owed: $910,000

Interest Rate: 7.0%

Maturity Date: March 31, 2017

The interest is convertible to equity, along with the principal. The Conversion Cap is $5M and $6M on these Notes.

Creditor: NB Ventures

Amount Owed: $225,000.00

Interest Rate: 15.0%

Maturity Date: December 31, 2022

Maturity date is extendable as issuer of debt is also lead investor on Seed round

Creditor: Forgeahead

Amount Owed: $267,500.00

Interest Rate: 6.0%

Maturity Date: December 31, 2022

Accounts Payable vendor loan which is accruing interest at 6% per annum

Creditor: Multiple SAFE Notes

Amount Owed: $1,378,459

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Cap of $9.5M (some with 10% discount) and $15M (10% discount)

Creditor: Deep Chakraborty

Amount Owed: $8994

Interest Rate: 15.0%

Maturity Date: December 31, 2022

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Deep Chakraborty

Deep Chakraborty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: January 01, 2014 - Present

Responsibilities: Company growth, strategic expansion with a salary of $144,000 per annum plus bonus and stock options

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Deep Chakraborty

Amount and nature of Beneficial ownership: 618,000

Percent of class: 28.67

Title of class: Series Seed Preferred Stock

Stockholder Name: Deep Chakraborty

Amount and nature of Beneficial ownership: 65,192

Percent of class: 28.67

## RELATED PARTY TRANSACTIONS

Name of Entity: Deep Chakraborty

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $8,994 as balance on personal loan made to the company

Material Terms: 15% simple interest

## OUR SECURITIES

The company has authorized Common Stock, Seed Convertible Notes, SAFE Notes I, SAFE Notes II, SAFE Notes III, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 103,626 of Common Stock.

Common Stock

The amount of security authorized is 3,402,018 with a total of 1,655,525 outstanding.

Voting Rights

One vote for each share of common stock, held at all meetings of stockholders.

Material Rights

The total amount of Common Stock shares outstanding on a fully diluted basis, 1,645,130, includes: (1) 1,228,138 shares of Common Stock; (2) 416,992 shares to be issued pursuant to outstanding options and RSUs and (3) 10,395 shares available for issuance under the 2013 Equity Incentive Plan.

Seed Convertible Notes

The security will convert into Series seed preferred stock and the terms of the Seed Convertible Notes are outlined below:

Amount outstanding: $910,000.00

Maturity Date: March 31, 2017

Interest Rate: 7.0%

Discount Rate: 0.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: $1M raised

Material Rights

As the Seed Preferred Round was raised in March 2018, one year after the Notes matured, such holders have the voluntary right to convert to Seed Preferred Stock. Payment is required if demanded by the holder at maturity.

SAFE Notes I

The security will convert into Series a preferred stock and the terms of the SAFE Notes I are outlined below:

Amount outstanding: $390,300.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $9,500,000.00

Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes I.

SAFE Notes II

The security will convert into Series a preferred stock and the terms of the SAFE Notes II are outlined below:

Amount outstanding: $738,071.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $9,500,000.00

Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes II.

SAFE Notes III

The security will convert into Series a preferred stock and the terms of the SAFE Notes III are outlined below:

Amount outstanding: $250,088.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: A qualified financing or change of control event

Material Rights

There are no material rights associated with SAFE Notes III.

Series Seed Preferred Stock

The amount of security authorized is 2,026,166 with a total of 1,620,885 outstanding.

Voting Rights

Voting rights: Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Holders of Preferred Stock shall vote together with Common Stock holders as a single class on an as-converted basis.

Material Rights

Drag-along rights with restrictions, but no liquidation preference

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $999,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to additional institutional capital in order to support our working capital and investment requirements as we grow, as well as debt capital as and when available. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the expansion phase for our first version of our software platform and SaaS products, ENVISION and ENGAGE. Delays or cost overruns in the development of our next generation ENVISION and ENGAGE products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our Platform SaaS products and related services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ENACT SYSTEMS has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ENACT SYSTEMS has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has filed a patent and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The

Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as State-level regulations on net metering credits that might impact the benefits of solar or storage on homes, as well as local, state or federal incentives that might change, and such related regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including cloud hosting for secure servers. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ENACT SYSTEMS or in its computer systems could reduce the attractiveness of the platform. Further, we rely on a third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ENACT SYSTEMS could harm our reputation and materially negatively impact our financial condition and business.

Regulatory risk

Regulations in the energy industry could change that reduce the attractiveness of solar or energy storage investments, for certain customer types or in certain utility territories. This could slow down the adoption of such customer assets, hurting the growth rate of the overall business model

Technology Risk

There is a risk of change in hardware and/or software technology in the renewable energy landscape that reduces the need for an independent platform provider, or need for data services from such a provider.

Technology Development Risk

Development and launch of some new products and services in our roadmap might take longer time than currently planned, leading to slower growth in sales revenue growth, and/or weaker demand for new services.

New market risk

ENACT SYSTEMS plans to launch in new markets in 2022, in different regions of the US as well as new country markets. This poses market launch risk, technology adoption and product-market risks, as the company has limited history in some of the markets.

Cybersecurity risk

The Company's platform relies on operating on the Cloud, with all data hosted on secure servers run on third-party provider networks. Such cloud infrastructure is always under threat of attack by hackers and poses Cybersecurity risk.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

**ENACT SYSTEMS INC**

By /s/ Deep Chakraborty

Name: ENACT SYSTEMS INC

Title: CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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ENACT SYSTEMS INC. | www.enact-systems.com

Certificate of President & CEO

April 29, 2022

To whom it may concern,

I, Deep Chakraborty (Print Name), the President and CEO of ENACT SYSTEMS INC. hereby certify that the financial statements of ENACT SYSTEMS INC and notes thereto for the periods ending January 1, 2021 to December 31 2021 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, ENACT SYSTEMS INC has not filed its federal tax return yet.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022

Deep Chakraborty

Deep Chakraborty

President and CEO,
ENACT SYSTEMS INC.
Cell 510-828-2701
Email deep@enact-systems.com

Enclosed

1. Statement of Profit and Loss (Consolidated)
2. Statement of Balance Sheet (Consolidated)
3. Statement of Cash flows (USA HQ)

# ENACT SYSTEMS CONSOLIDATED
## Profit and Loss
### January - December, 2021

| | Total |
|---|---|
| **Income** | |
| 4000 Sales | |
| 4111 Platform Subscription Revenue | 364,680.60 |
| 4120 Platform Transaction Revenue (Incl ENGAGE.Solar) | 126,132.70 |
| Total 4000 Sales | $ 490,813.30 |
| Other Income | |
| 7120 Other Ordinary Income | 110,155.16 |
| Total Other Income | $ 110,155.16 |
| **TOTAL INCOME** | **$ 600,968.46** |
| | |
| **Cost of Goods Sold** | |
| 5100 Cost of Goods Sold | |
| 5114 Cost of Sales- COS | 107,612.41 |
| Total 5100 Cost of Goods Sold | $ 107,612.41 |
| Total Cost of Goods Sold | $ 107,612.41 |
| | |
| **Gross Profit** | **$ 493,356.05** |
| **Expenses** | |
| Total 6110 Payroll | $ 640,435.18 |
| 6131 Office Rent | 1,589.10 |
| Total 6140 Legal & Professional Fees | $ 162,802.25 |
| Total 6150 Office Expense | $ 48,020.75 |
| 6180 Technology Expense | 35,319.53 |
| Total 6190 Travel Expense | $ 8,482.77 |
| Total 6200 Advertising and Marketing | $ 75,106.06 |
| _Commissions & fees | 8,750.00 |
| Total Interest Paid | $ 28,187.05 |
| Merchant Fees | 2,457.20 |
| 5115 Other | 15,125.22 |
| Marketing | 900.00 |
| Total Outside contractors | $ 16,025.22 |
| Total Expenses | $ 1,027,175.12 |
| | |
| **Net Operating Income** | **$ (533,819.07)** |
| Total Other Expenses | $ 28,162.03 |
| | |
| **Net Income** | **$ (562,981.10)** |

# ENACT SYSTEMS CONSOLIDATED
## Balance Sheet
### As of December 31, 2021

| | Total |
|---|---|
| **ASSETS** | |
| Total Bank Accounts | **34,754** |
| Total Accounts Receivable | **318,072** |
| Total Other Current Assets | **46,478** |
| Total Current Assets | **399,304** |
| Total 1411 Computer Hardware | **5,071** |
| Adara Power Asset | 300,200 |
| Accumulated Depreciation | -27,518 |
| Total Fixed Assets | **277,753** |
| Other Assets | |
| 1512 Product Development | 78,524 |
| Accumulated Amortization | -32,868 |
| Total 1512 Product Development | **45,656** |
| Total Other Assets | **45,656** |
| **TOTAL ASSETS** | **722,713** |
| | |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2100 Accounts Payable | 208,653 |
| Total Accounts Payable | **208,653** |
| Total Credit Cards | **86,321** |
| Other Current Liabilities | |
| 2250 Deferred Compensation | 38,994 |
| Total 2430 S/T Loan Payable | **373,445** |
| Total Other Current Liabilities | **412,439** |
| Total Current Liabilities | **707,414** |
| Long-Term Liabilities | |
| 2510 Convertible Note Payable | 910,000 |
| 2520 Interest Payable | 290,019 |
| Total 2510 Convertible Note Payable | **1,200,019** |
| Total 2530 L/T Loan Payable | **330,962** |
| Total Long-Term Liabilities | **1,530,981** |
| Total Liabilities | **2,238,395** |
| | |
| Equity | |
| 3000 Retained Earnings | -4,736,209 |
| APIC | 502,816 |
| India Investment | 280,058 |

| | |
|---|---|
| **Common stock** | 1,290 |
| **Total Series A SAFE Notes #1** | **390,300** |
| **Total Series A SAFE Notes #2** | **738,071** |
| **Total Series A SAFE Notes #3** | **250,088** |
| **Series Seed Preferred Stock** | 1,620,885 |
| **Net Income** | -562,981 |
| **Total Equity** | **-1,515,682** |
| **TOTAL LIABILITIES AND EQUITY** | **722,713** |

# ENACT SYSTEMS INC (Parent Company)
## Statement of Cash Flows
### January - December 2021

| | | Total |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | $ | (537,841) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | **$** | **(210,939)** |
| Net cash provided by operating activities | **$** | **(748,780)** |
| **INVESTING ACTIVITIES** | | |
| Net cash provided by investing activities | **$** | **(3,596)** |
| **FINANCING ACTIVITIES** | | |
| 2510 Convertible Note Payable | $ | (262,500) |
| 2520 Convertible Note Payable:Interest Payable | $ | (123,523) |
| L/T Loan Payable:Forgeahead Solutions Inc | $ | - |
| APIC | $ | 135,056 |
| Common stock | $ | 12 |
| Series A SAFE Notes #2:ALUMNI VENTURES GROUP LLC | $ | 696,088 |
| Series Seed Conversion of Note to Preferred Stock | $ | 325,885 |
| Net cash provided by financing activities | **$** | **771,017** |
| Net cash increase for period | **$** | **18,642** |
| Cash at beginning of period | $ | 16,109 |
| Cash at end of period | **$** | **34,751** |

Friday, Apr 29, 2022 11:55:10 AM GMT-7

**CERTIFICATION**

I, Deep Chakraborty, Principal Executive Officer of ENACT SYSTEMS INC, hereby certify that the financial statements of ENACT SYSTEMS INC included in this Report are true and complete in all material respects.

Deep Chakraborty

CEO